

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 10, 2010

Mr. Anthony J. Renteria
President and Chief Executive Officer
NorAm Capital Holdings, Inc.
15303 North Dallas Parkway, Suite 1030
Addison, Texas 75001

> **Re:** **NorAm Capital Holdings, Inc.**
> **Form 10-K for the Fiscal Year September 30, 2009**
> **Filed December 29, 2009**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 0-02661**

Dear Mr. Renteria:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief